United States
                  Securities and Exchange Commission
                        Washington, D.C. 20549

                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                         (Amendment No. ___)*

               Name of Issuer: Black Giant Oil Company

                 Title of Class of Securities: Common

                      Cusip Number: 092036 10 2

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications: The Wolas Family Partnership, Herbert Wolas Managing Partner, 1875 Century Park East, Suite 2000, Los Angeles, CA 90067, 310-277-0408

Date of Event which Requires Filing of this Statement: September 22, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1. The Wolas Family Partnership, 95-4585953
2. (a) X
3.
4. PF
5.
6. USA
7. 156,250
8. 100,000
9. 156,250
10. 100,000
11. 256,250
12.
13. 1.3%
14. PN

Item 1. The title and class of equity securities to which this statement relates is "Common Stock". The name and address of the principal executive offices of the issuer is: Black Giant Oil Company, 1301 Avenue M, Cisco, Texas 76437

Item 2.
(a) Name: The Wolas Family Partnership, Herbert Wolas, Managing partner
(b) Business Address: 1875 Century Park East, Suite 2000, Los Angeles, CA
90067
(c) Present Principal Occupation: Lawyer
(d) Herbert Wolas has not been convicted in any criminal proceedings.
(e) Herbert Wolas has not been a party to a civil proceeding in the last
5 years.
(f) Herbert Wolas is a U. S. Citizen.

Item 3.
On September 22, 1997, the Company issued warrants to The Wolas Family Partnership for $10.00 to acquire 1,000,000 shares of the company's common stock at $0.025 per shares ($25,000). These warrants expire on September 22, 2002. Also on September 22, 1997, the Company borrowed $100,000 from The Wolas Family partnership bearing a 10% interest rate, payable in stock quarterly. The debt is due on September 22, 2002. At the election of The Wolas Family partnership, this debt can be converted to stock (5,000,000 shares).

Item 4.
(a) The purpose of the transaction is explained above in Item 3, which represents more than 5% of the Company, when the warrants are exercised and/or the debt is converted to stock would increase the outstanding shares of the Issuer.

Item 5.
(a) The number and percent of the class of securities held directly and beneficially is 156,250 shares which represents 0.78% of the amount outstanding.
(b) Herbert Wolas, Managing Partner has sole voting power over 156,250 shares and has sole dispositive power over 156,250 shares. Herbert Wolas has shared voting and dispositive power over an additional 100,000 shares of the Issuer's common stock.
(c) Zero shares were disposed of in the last 60 days by The Wolas Family Partnership and/or Herbert Wolas
(d) Not applicable.
(e) Not applicable.

Item 6.
Refer to Item 3.

Item 7.
A copy of the Debt Agreement and Warrant to Purchase One Million Shares is available if needed for review.

SIGNATURE:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Herbert Wolas, Managing Partner
June 10, 1998